Exhibit 8.1

List of Subsidiaries of the Company

Name	Subsidiaries	Place of Incorporation
SOS Information Technology New York, Inc.	100%	New York
Yong Bao Two Limited	100%	British Virgin Islands
Canada XX Exchange Limited	100%	Canada
China SOS Limited	100%	Hong Kong
Qingdao SOS Investment Management Co., Ltd.	100%	People’s Republic of China
Qingdao SOS Investment LLP	99%	People’s Republic of China
Qingdao SOS Industrial Holding Co., Ltd.	VIE	People’s Republic of China
Qingdao SOS Digital Technologies Inc.	100%	People’s Republic of China
SOS Information Technology Co., Ltd.	100%	People’s Republic of China
Inner Mongolia SOS Insurance Agency Co., Ltd.	100%	People’s Republic of China
SOS Ronghe Digital Technology Co., Ltd.	51%	People’s Republic of China
SOS International Trading Co., Ltd.	100%	People’s Republic of China